Exhibit 99.2

 Q2 2022 presentation  August 9, 2022  cover

 FORWARD LOOKING STATEMENTS/  This presentation and related discussions includes forward looking statements, which may be identified by words such as "continue", "estimate", "expect", "illustrative," "intends", "may", "project," "potential," "will" and similar expressions and include statements with respect to the proposed refinancing with certain of our lenders for which binding term sheets or other agreements are expected to be concluded during August 2022, expected payments to our lenders, the expected terms and expected benefits of the refinancing and the binding agreements we expect to enter into with lenders, including our expectation that the refinancing will contribute to a more solid financial position, and our plan to refinance our convertible bonds, including statements with respect to the high visibility on the refinancing of these bonds, expected financial results, expected industry trends, including expected incremental earnings, asset sale or new debt, statements with respect to the LOI to sell three of our rigs under construction, statements about substantially extended liquidity runway, statements with respect to the strong fundamentals drilling activity increase and quick paybacks, statements about the drilling market, including this market to be soon undersupplied, the shallow water drilling being a true growth market, statements about the high profitable drilling industry, including illustrative internal rate of returns (IRR), modern rig demand, market and dayrates growth in shallow water drilling market, illustrative annual cash flow potential, upside potential, statements in relation in connection with our fleet contract overview and other non-historical statements. These forward-looking statements are subject to risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein, including the risk that we may not be able to refinance our indebtedness as it falls due, the risk that we will not enter into binding term sheets or other agreements with all applicable lenders, including the risks that board approvals for the binding agreements or other agreements with our lenders are not obtained, the risk that we are unable to obtain necessary consents from other creditors, or reach final agreements and execute definitive documentation with our creditors for the binding agreements and risks relating to the final terms of such agreements, risks relating to meeting conditions to these agreements, including the payment requirements of these agreements, the risk that we will not consummate the proposed refinancing on expected terms or at all, risks relating to our liquidity including the risk that we may have insufficient liquidity to fund our operations, risks relating to our business and industry including industry conditions, the risk that actual results will be lower than those anticipated, risks relating to cash flows from operations, the risk that we may be unable to raise necessary funds through issuance of additional debt or equity or sale of assets and the risk that future equity issuances will dilute existing shareholders, risks relating to our debt instruments including risks relating to our ability to comply with covenants and obtain any necessary waivers and the risk of cross defaults, risks relating to our ability to meet our debt obligations and obligations under rig purchase contracts, risks relating to future performance including risks that upside potential and illustrative cash flow potential is not achieved, risks relating to industry supply and demand trends and rates and utilization, and other risks included in our filings with the Securities and Exchange Commission including those set forth under “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2021.  2

 MODERN FLEET AND GLOBAL PRESENCE  FINANCIAL RESULTS ($ MILLION)   3  STRONG OPERATIONAL PERFORMANCE IN THE QUARTER  Source: Company data  Rigs in Mexico operated through a joint venture  Contracted  Available  Under  Construction  28 Total Rig Fleet  3  20  5  5  6  3  3  3  1  2  5  (20.5)  37.8  15.6  37.0  (9.9)  65.5  28%  105.3  Revenue  Opex  EBITDA   Free and restricted Cash  58.3  21.4  55.6  82.0  Q1-22  Q2-22

 KEY FINANCIALS Q2 2022  Revenues increased by $23.3 million primarily as a result of an increase in number of operational days for rigs on charter in comparison to the prior quarter. Related party revenue (bareboat) form Mexico decreased by $1.1 million quarter on quarter.  Rig operating and maintenance expenses increased by $9.9 million quarter on quarter primarily as a result of an increase in the number of rigs on contract during the quarter. $3.6 million of the increase relates to the amortization of deferred mobilization and contract preparation costs.  Impairment recognized in Q2 2022 relates to the impairment of advance payments and capitalized interest on the newbuilding jack-up rigs “Tivar”, “Heidrun” and “Huldra” following an impairment review as a result of the Company entering into an LOI during the quarter to sell the three rigs.  Other non-operating income relates to income recognized during the quarter in connection with an amendment to a historical agreement to recycle the jack-up rig “Brage”.  Income from equity method investments (Joint Ventures in Mexico) decreased by $2.2 million  Total financial expenses increased by $1.6 million primarily as a result of an increase in interest expenses, offset by interest income earned on funding provided to our JV’s.  Adjusted EBITDA increased by $15.6 million or 73% quarter on quarter.  Cash decreased by $20.4 million in comparison to the prior quarter and is primarily driven by:  Cash used in operations of $8.4 million which includes interest payments of $15.0 million;  Cash used on jack-up additions of $15.9 million and PPE of $0.4 million;  Cash proceeds of $3.6 million from the sale of shares under the ATM program during the quarter;  Cash proceeds of $0.7 million from the sale of fixed assets.  INCOME STATEMENT  COMMENTS Q2 2022  USDm  Q2 2022  Q1 2022  Operating revenues  105.3  82.0  Gain on disposal  0.7  -  Rig operating and maintenance expenses  (65.5)  (55.6)  Impairment of non-current assets  (124.4)  -  G&A  (9.6)  (9.2)  Depreciation of non-current assets  (29.5)  (29.5)  Total operating expenses   (229.0)   (94.3)  Operating loss   (123.0)   (12.3)  Other non-operating income  2.0  -  Income/(loss) from equity method investments  (1.1)  1.1  Total financial expenses net   (36.9)   (35.3)  Net loss   (165.3)   (51.3)  Adjusted EBITDA  37.0  21.4  Balance sheet (USDm)  Q2 2022  Q1 2022  Total assets  2,991  3,113  Total liabilities  2,279  2,240  Total equity  712  873  Cash and cash equivalents  30  50  Restricted cash (short-term and long-term)  8  8

 EXTENDING SECURED DEBT MATURITIES TO 2025  Improving financial position and significantly extending debt maturities, reducing debt and capital commitments by:  1) Bank facility of $311m to be replaced with two facilities with maturities in Jan 2025 and secured by eight rigs  $150m facility secured by five rigs  $107.5m back-stop facility secured by three rigs  2) Hayfin facility extended to Jan 2025  Reduced by $30m from $197m to ~$167m (including capitalised interest) at extension, with a further reduction of $15m in Dec 2022  3) PPL extension of debt maturities to May 2025  $753.3 million principal amount outstanding, in addition to $29.3m back-end fees payable at maturity   PIK interest continuing to March 2023, thereafter cash interest   Repayment (amortisation) of debt beginning in 2023, and repayment plan for capitalised interest   Sale of PPL rig Gyme by 15 November 20221  4) Sale of Keppel newbuilds Tivar, Huldra and Heidrun for a total consideration of $320m  Total payment of $352.6m to Keppel, to settle all remaining obligations (incl. $329m of contractual instalments plus previously accrued expenses for deferred delivery). The additional amount of $32.6m to the sale price is payable in three equal payments on delivery dates of each rig (Nov 2022, May and Jul 2023)  Expected to reduce related activation capex by estimated $45m  Keppel delivery for two remaining newbuilds postponed to 2025 with financing remaining in place of $130m/each with maturity in 2029  5) Existing Keppel loan facilities remain with maturity in 2025/26   $350 million Convertible bond expected to be refinanced ahead of maturity in May 2023 through a combination of cash flow from operations, asset sales, refinancing or equity  Received term sheet proposal for a new $250m convertible bond  Principal agreements have been reached with the creditors, final agreements are still subject to the creditors boards' approvals and binding documentation and there is the potential for final terms to be different.   Further details of the refinancing is disclosed in the Q2 2022 earnings report published by the Company 9 August 2022  5  These agreements are still subject to the creditors boards' approvals and binding documentation and there is the potential for final terms to be different. The agreements in principle described above are subject to entry into binding term sheets or other binding agreements and certain other conditions, including the completion of an equity offering for proceeds for at least $150 million and binding documentation to extend all maturities of our secured debt to at least 2025 and agreeing final long-form documentation.

 DAYRATES INFLECTING  6  1 Delivered post-2000  Source: IHS Petrodata (underlying data), DNB Markets (further calculations), Clarksons Platou Securities AS  JACK-UP DAYRATES IMPROVING SIGNIFICANTLY  Saudi increases rig count by  >10 units  Current  increase from Saudi by  >30 units  Peak: $243k  3  Avg. 2006-2014: $175k  2  Recent fixture: $131k  1  Dayrates went from $90k/day to $240k/day – oil price was $60-80/bbl  1

 MARKET SOON TO BE UNDERSUPPLIED  MODERN UTILISATION HEADING TO 95%…  Source: IHS Petrodata, Company data, marketed rigs  1 Assuming 9 additional delivered rigs are contracted in the near-term and based on Company assessment of new builds expected to come to market within 24-36 months, in addition to 7 rigs under construction with future contracts  2 Assuming 9 delivered rigs are contracted in the near-term, 5 rigs considered uncompetitive based on Company assessment including sanction tainted rigs, long term cold stacking, regionally stranded and uncompetitive designs, and 10 newbuilds delivered based on Company assessment of newbuilds expected to come to market within 24-36 months, in addition to 7 rigs under construction with future contracts  Current  Nearing  awards1  Sharply  declining  availability  7  … AND MODERN RIGS TO BE SHORT SUPPLIED  Demand end-22  Visible demand > supply  Utilisation 100%  2

 SHALLOW WATER DRILLING IS A GROWTH MARKET  MIDDLE EAST – MAIN SOURCE OF GROWTH IN OIL PRODUCTION  ALSO SIGNIFICANT POTENTIAL IN REST OF THE WORLD  1 In Saudi Arabia  Source:  (Lhs) IHS Petrodata, Clarksons Platou Securities AS, RigLogix, Baker Hughes  (Rhs) IC jack-up rig count - IHS Petrodata  Region  Peak  Current  vs. peak  Peak year  SE Asia  71  42  -29  2013  Iran  30  10  -20  2014  Mexico  51  32  -19  2014  West Africa  26  10  -16  2012  NW Europe excl. Norway  37  25  -12  2015  Indian Ocean  39  35  -4  2016  Total  254  154  -100  8  US rig countLand rigs  Saudi Arabia, Qatar and UAE rig count  Jack-ups  Recently awarded1  Under tender1  150+  China rig count  Jack-ups

 FLEET CONTRACT OVERVIEW  Notes:  Data as of 9 August 2022  Tivar, Huldra, Heidrun and Gyme considered sold and not included in available days  Delivery of Vale and Var could be accelerated by Company (not considered in Open days above)  9

ILLUSTRATIVE ANNUAL CASH FLOW POTENTIAL[1]

95% utilisation *Opex of $50k/day per rig*	# of rigs	1 Recent fixture $131k/day	2 Average 2006-2014 $175k/day	3 Peak $243k/day
Contracted rigs	20	$543m	$849m	$1,320m
Warm stacked[2]	2	$54m	$85m	$132m
Under construction	2*	$54m	$85m	$132m
G&A (1H 2022 annualised)		-$38m	-$38m	-$38m
Annual EBITDA[3]		**$615m**	**$981m**	**$1,547m**
Pre-tax free cash flow to equity[4]		**$301m**	**$667m**	**$1,233m**

[1] This example is meant to be illustrative only and is not a projection or promise of future performance; [2] Guidance end-2022, exckuding the rig Gyme which is assumed to be sold; [3] EBITDA and free cash flow are non-GAAP measures and are not intended to represent net income or cash flow from operations. EBITDA for this calculation is derived from illustrative revenue less illustrative cost; [4] Illustrative free cash flow to equity is defined as illustrative EBITDA less illustrative interest cost, less expected debt amortisation in 2024, less Capex. Illustrative interest costs assumed at $173m based on 12m LIBOR and a blended margin, debt amortisation assumed at $114m and Capex illustratively assumed at $1.1m per rig, including SPS cycle, and excluding any Capex for reactivation and contract preparations;* Excludes 3 rigs under construction, which the Company has a binding LOI to sell

10

Borr Drilling

ILLUSTRATIVE UPSIDE POTENTIAL[1]

$/SHARE BASED ON EV[2]/RIG



Avg. build cost Borr Drilling (ready to drill)[4]
Current implied
$4.0/share
$9.7/share
$17.5/share
$25.9/share
$114m/rig
$150m/rig
$200m/rig
$253m/rig

EV/EBITDA ON DAYRATE ASSUMPTIONS[3]



Current rates
4.4x
Avg. 2006-2014
2.8x
Peak rate
1.8x
$131k/day
$175k/day
$243k/day

[1] This example is meant to be illustrative only and is not a projection or promise of future performance or valuation of rigs. EV using market capitalisation per 5 August 2022 net debt per Q2 2022, and includes remaining newbuild capex of $294m

[2] EV illustrates purchase price per rig

[3] Using the same dayrate, utilisation, opex and G&A assumptions as on previous page

[4] Average known build cost of owned rigs in IHS Petrodata, excluding rigs planned divested, and illustratively adding $20m ready-to-drill costs

Source: IHS Petrodata

11

Borr Drilling

ATTRACTIVE INVESTMENT OPPORTUNITY  12  ✓  Multi-year structural under-investment in the oil and gas market  ✓  High asset utilization – heading to 95% – in the sweet spot for rate expansion  ✓  No new assets coming to the market – only 2.5% orderbook  ✓  A company which is transforming to generating cash – current rates of $130k/day – opex $50k/day  ✓  Firm capital discipline and no growth plans – focus on shareholder returns including dividends from 2024